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LOCALSTAKE

Invest in EVwinCO 001 (Denver)

Ownership Reimagined (TM)

DENVER, CO · TRANSPORTATION

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Current Activity

$0 committed from 0 investors

Target **$70 k**

FUNDRAISE · UPDATES 0 · DISCUSSION 0

$105.65 · COMMIT TO INVEST

MIN/MAX: $105.65 / $25,000.10 (IN INTERVALS OF $0.21)

We Own Assets ... MISSION: "Helping our community obtain freedom through income producing assets."



Jason Younker, Managing Member

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CURRENT FUNDRAISE SUMMARY

Fundraise Summary

Security Type	Common equity	?
Investor Eligibility	All Investors	?
Minimum Investment	$106	?
% Offered	95.00%	?
Voting Rights	No	?
Valuation	$56,000	?

Offering Materials

- EVwinCO Disclosures.pdf
- EvWinCo Term Sheet.pdf
- EVwinCO Operating Agreement.pdf
- EVwinCO Subscription Agreement.pdf
- EVwinCO Investor Questionnaire.pdf

You may download these documents for your own use.

FINANCIALS

FUNDING | FINANCIALS | ASK A QUESTION

This is an overview of the previous and planned financings of the business, including the capital needs the business is looking to cover in the current financing.

Funding Uses for Target Raise ($70 k)

Equipment Purchase	$50,000
Payments To Principals	$10,030
Other	$5,000
Start Up/Development	$1,200
Other	$199
Marketing/Sales	$75

Funding Uses for Max Raise ($1.1 mil)

In addition to target raise

Equipment Purchase	$650,000
Other	$65,000
Other	$46,800
Other	$39,000
Location/Buildout	$33,600
Other	$31,200
Other	$27,300
Other	$20,000
Marketing/Sales	$17,120
Other	$9,750
Other	$6,720
Equipment Purchase	$2,589
Marketing/Sales	$900

Remaining funding uses include cash buffer and Localstake Marketplace fees. See offering materials for full details.



COLORADO
EVWINCO
GO CARBON NEUTRAL





Q&A

CUSTOMERS | INDUSTRY | MARKETING | PRODUCT | TEAM | ASK A QUESTION

Who are your target customers?

Investors:

- People who are interested in electric vehicle technology and want more people to have the opportunity to experience it
- People who live in densely populated areas who want access to cars on demand by the hour or day in or near their buildings
- People who like the community aspect of shared assets with a potential income component

Renters of the cars:

- People who don't want the hassle and cost of owning and maintaining cars and/or parking spaces
- People who want one or more cars on demand
- Environmentally conscious people

Do you have current customers?

No, this is a new launch.

However, we product-tested the strategy on our personal cars. We have 7, including 2 Teslas (one in a private partnership and one available by the hour). Feedback is consistently positive and we are starting to see repeat customers.

TEAM



Jason Younker

Chief Visionary Officer

Background Check ✓

Jason Younker is the Chief Visionary Officer (CVO) of EVwinCO and co-founder of its founding company We Own Assets, LLC, where he develops the firm's industry disruptive ideas, operational management, and technical infrastructure. EVwinCO (Electric Vehicle Win for All Collective), is the next generation of another successful entrepreneurial effort owning and managing a pool of income producing cars. The collective / shared business model is for... Read More



Tyler H Younker

CEO

Background Check ✓

Tyler Younker is the CEO of EVwinCO and co-founder of its founding company We Own Assets, LLC, where she leads the firm's strategy, development, infrastructure, and fundraising. Prior to WOA, she lead product market and development efforts for boutique private equity firms, wholesaled for leading financial institutions, and was a political fundraiser and strategist. Her efforts have directly lead to over $3 billion in institutional sales... Read More

Partners & Providers

Elizabeth Vonne
Service Provider
Counsel, Davis Graham & Stubbs

Trent Martinet
Service Provider
Counsel, Davis Graham & Stubbs

Ryan Schellhous
Service Provider
CPA, Financial Certification

ABOUT EVWINCO 001 (DENVER)

Entity	We Own Assets, LLC - EVwinCO 1 PS
Entity Type	LLC
State Organized	Colorado
Founded	June 2019
Employees	2
Social Media	
Website	

Headquarters



1624 Market St
1624 Market St, Denver, CO 80202
Directions
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RISKS & DISCLOSURES

COMPANY RISKS | SECURITIES RISKS | TAXES | DISCLOSURES | PROCEDURES | CONFLICTS OF INTEREST | RELATED PARTIES | ASK A QUESTION

Limited operating history

The Company was founded in June 2019, is an early stage company with limited operating history upon which to evaluate its business and has generated limited revenues to date. The Company is not currently profitable. Although management of the Company currently anticipates that its business strategy will be successful, the Company may not be able to achieve the revenue growth in the coming years necessary to achieve profitability. The Company's... Read More

Unpredictability of future revenues; Potential fluctuation in operating results

Because the Company has no operating history, the ability to forecast revenues is limited. The Company's future financial performance and operating results may vary significantly from projected amounts and fluctuate substantially from quarter to quarter due to a number of factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations and future valuation,... Read More

Reliance on key management employees and future personnel

The success of the Company is dependent on the efforts of a limited number of key people. The Company has not made plans to purchase key person life insurance. The loss of key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition. To fulfill its operating plans, the Company's future success also depends on its ability to identify, attract, hire, train, retain and motivate... Read More

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An investment in the Company involves a high degree of risk, and should be regarded as speculative. Prospective investors should carefully consider these investment risks, among others, in addition to the other information presented in the Offering Materials, in evaluating the Company for investment. The risks listed herein are not a complete list of potential risks facing the Company and it may encounter unexpected risks in the future, which, may adversely affect its performance.

Offering Information and Disclosures

This business is conducting an offering of securities in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding.

The offering is being conducted by Localstake Marketplace LLC, a registered broker dealer and a member of FINRA and SIPC. Check the background of this firm on FINRA's BrokerCheck.

Please review the Offering Materials and our Risks of Investing for a full description of the risks to be considered when assessing an investment in this business.

Current financial condition of the Company

History and Current Status

EVWINCO is the next generation of a different successful car rental business from married co-founders Jason and Tyler Younker. The name EVWINCO stands for "Electric Vehicle Win for All Collective" and is the license plate on one of their current Teslas.

In 2017, Jason was burned out on his IT career and looking for freedom. He started driving Uber in an old, paid off, VW Passat with a lot of life left in it and realized his car could be a profit center. From there, he acquired a Cadillac Escalade-Hybrid to rent out on Turo. While the venture was financially successful, it also involved more logistics continuously getting the car back and forth to the airport and frequent washing. Rentals were usually a few days at the maximum.

They decided a longer term rental was more interesting than lots of short term rentals, so they moved the cars from Turo to another platform called HyreCar, which caters to full time ride share and delivery drivers and rentals tends to be weeks or months long instead of days.

In 2017 and early 2018, they added Tyler's Honda CRV to the mini-fleet, and started acquiring a variety of standard cars and luxury sedans and SUVs. They looked specifically for cars they personally loved driving and would want to spend multiple hours a day in, that also offered specific ways for drivers to make the most money.

During 2018, they found several reliable drivers and formed long term, private partnerships with them. One of their partners rented the Escalade for over 10 straight months. They also formed rent-to-own partnerships with great partners on cars they were ready to take out of the fleet.

In mid-2018, they added their first Tesla to the fleet on the idea that drivers would love the driving experience, and the minimal to no fuel costs would command a higher premium for the car, which proved out and they rented their first Tesla to the Escalade driver for 6 months, and later to another driver for 4 months.

In early 2019, they tried another pay-by-the-hour (Turo and HyreCar were 24 hour rentals only) platform called Getaround, which solved several problems for them and vastly improved their user experience. Getaround installs devices directly into cars that allow for contactless pickup and delivery, tracking on the cars, automatic extensions and the best insurance we've seen on any of the platforms. Getaround also allowed drivers to only pay for the hours they needed, and as such, the cars can be rented up to 24 hours a day at a lower overall cost to the driver (think a 2 hour or a 26 hour rental) doesn't require 1 or 2 full days of cost.

In 2019, they moved from a suburban house to a downtown high rise building. The grocery was 2 blocks away, public transportation was everywhere, and parking was scarce and expensive. They realized in addition to ride share drivers, ordinary people who needed a car (or a second car) occasionally and without the hassle and cost of maintenance, were a great market.

Instead of simply moving their fleet downtown and carrying on business as usual, they wanted to open up a market of equity owners who would be interested in using the cars themselves, promoting them to their friends, and treating the cars like owners rather than rentals.

Currently, Jason and Tyler have 8 personally owned cars that are available on a mix of Getaround, HyreCar, and through private rental partnerships. They are highly equipped to manage a growing fleet.

Capital Structure

EVWINCO is a startup. The Younkers have contributed around $20,000 of personal funds for the Company's formation, legal, accounting, platform and other regulatory costs. They plan to sell 95% of the company that owns the cars and run it for 5% ownership and their monthly management fee to handle everything related to caring and maintaining the cars and anything that may come up with the drivers or platform.

Future Plans

We are very excited about the future of car sharing, and the future of Tesla. Just 5-10 years ago, it was a crazy and scary thought to think about picking up strangers (Uber) or giving one the key to your house (Airbnb), we think car sharing 5-10 years from now will be just as common. We chose Teslas because of the minimal maintenance compared to gasoline powered cars (no oil changes, no radiator flushes, etc.), the incredible driving experience, and the almost cult-like following. We initially chose Getaround because of the ease of automatic tolling, comprehensive income reporting, and ability to do contactless remote handoffs to drivers. We are raising one car at a time up to the legal maximum of this offering and intend to place them in the areas where they are most profitable for shareholders.

We plan to put all the cars in this offering in the Denver/Boulder area.

If we later place cars outside of greater Denver, our first choice would be another city that allows Getaround for Uber (as of this writing: San Francisco, Los Angeles, San Diego, Philadelphia, Washington D.C., Boston, Atlanta, Seattle, and Portland OR) unless another city or platform become very compelling for strategic or financial reasons.

Please fully review our operating agreement, projected financials, and other materials provided for additional details.

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DOCUMENTATION

- EVwinCo Financial Statements.pdf
- EVwinCO Financial Projections.xlsx